United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nvni Group Limited

(Name of Issuer)

Ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G50716102

(CUSIP Number)

Greg Warnock

c/o Mercato Partners Acquisition Group, LLC

2750 E. Cottonwood Parkway, Suite #500

Cottonwood Heights, Utah 84121

(801) 220-0055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Mercato Partners Acquisition Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,123,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,123,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,123,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.6%
14	Type of Reporting Person OO

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”) of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Issuer”), whose principal executive offices are located at P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.

Item 2. Identity and Background.

The Schedule 13D is being filed by Mercato Partners Acquisition Group, LLC, a Delaware limited liability company (the “Reporting Person”). The business address of the Reporting Person is c/o Mercato Partners Acquisition Group, LLC, 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah, 84121. The Reporting Person is principally engaged in the business of investing in securities, including of the Issuer.

The Reporting Person is managed by Bullfrog Bay Trust (a family trust managed by the wife and two adult sons of Greg Warnock, one of the directors of the Issuer’s board of directors, who may be deemed to have voting and dispositive power over the shares held by the Reporting Person) (Bullfrog Bay Trust and Mr. Warnock, the “Related Persons”). The business address of each of the Related Persons is c/o Mercato Partners Acquisition Group, LLC, 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah, 84121, and each Related Person is principally engaged in the business of investing in securities, including of the Issuer. Each of the Related Persons disclaims beneficial ownership of the securities that are the subject of this Schedule 13D.

During the last five years, neither the Reporting Person nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering (the “IPO”) of Mercato Partners Acquisition Corporation (“Mercato”), the Reporting Person purchased 5,750,000 shares of Class B common stock of Mercato for an aggregate purchase price of $25,000. In March 2021, the Reporting Person transferred (i) 40,000 Founder Shares to each of Greg Butterfield and Michael Rosen (including the deemed beneficial ownership of 40,000 Founder Shares held by Context Partners Master Fund, L.P., an affiliated entity of Mr. Rosen), each a director of Mercato’s board of directors, and excluding 40,000 Founder Shares that automatically reverted to the Reporting Person upon the resignation of Joshua James from Mercato’s board of directors in July 2022, pursuant to his initial securities assignment agreement with the Reporting Person, and (ii) 35,000 Founder Shares to Mercato’s Chief Financial Officer. In February 2023, the Reporting Person transferred (i) an additional 35,000 Founder Shares to Mercato’s Chief Financial Officer and (ii) an aggregate of 25,000 Founder Shares to two service providers employed by an entity affiliated with Mercato. In July 2023, the Reporting Person transferred 2,000 Founder Shares to a director of Mercato’s board of directors, JB Henriksen.

The closing of the IPO of the Class A common stock of Mercato occurred on November 8, 2021. In connection with the closing of the IPO, the Reporting Person purchased warrants to purchase 10,050,000 shares of Mercato Class A common stock at a price of $1.00 per warrant, that expire September 29, 2028. In connection with the closing of the Business Combination (as defined below), the Reporting Person utilized $1,500,000 of unpaid principal balance under certain promissory instruments with Mercato to acquire warrants to purchase 1,500,000 Ordinary Shares at a price of $1.00 per warrant, that expire September 29, 2028.

The Reporting Person obtained the funds to purchase the foregoing securities from its working capital.

On September 29, 2023 (the “Closing Date”), the Issuer consummated a business combination pursuant to the Business Combination Agreement, dated February 26, 2023 (as amended, the “Business Combination Agreement”), by and among the Issuer, Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Mercato. Pursuant to the Business Combination Agreement, among other things, (i) on the business day preceding the Closing Date, Nuvini shareholders contributed (the “Contribution”) to the Issuer all of the issued and outstanding ordinary share of Nuvini in exchange for newly issued Ordinary Shares and (ii) on the Closing Date, Merger Sub merged with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of the Issuer (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

As a result of the Merger, (i) each issued and outstanding public unit of Mercato was separated into its constituent securities (i.e., one share of Mercato’s Class A Common Stock, par value $0.0001 per share (“Mercato Class A Common Stock”), and one-half of one warrant to purchase one share of Class A Common Stock (“Mercato Warrant”)); (ii) each issued and outstanding share of Mercato Class A Common Stock was canceled and converted into the right to receive one Ordinary Share; and (iii) each issued and outstanding Mercato Warrant was converted into one warrant to purchase one Ordinary Share at an exercise price of $11.50 per share, on substantially the same contractual terms and thereupon was assumed by the Issuer pursuant to the Warrant Termination and Adoption Agreement, dated as of the Closing Date, by and among Mercato, the Issuer and Continental Stock Transfer & Trust Company.

Item 4. Purpose of Transaction.

Business Combination

On September 29, 2023, the Business Combination closed. As a result of the Business Combination, each issued and outstanding share of Mercato Class A Common Stock was converted into the right to receive one Ordinary Share. Additionally, the outstanding shares of Mercato Class B common stock automatically converted to 354,001 shares of Mercato Class A Common Stock.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Issuer, the Reporting Person, certain affiliates of the Reporting Person, and certain former stockholders of Nuvini entered into a registration rights agreement (the “Registration Rights Agreement”), which took effect upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights, shelf registration rights and piggyback registration rights.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, Mercato, the Reporting Person, certain affiliates of the Reporting Person, including the Related Persons, Nuvini, and the Issuer entered into the Sponsor Support Agreement. Pursuant to the terms of the Sponsor Support Agreement, the Reporting Person and the Related Persons have, among other things, agreed to not transfer any Ordinary Shares (the “Lock-Up Shares”) beneficially owned as of the Closing Date during the period of one year after the Closing Date, in each case, subject to earlier release if the last reported sale price per Ordinary Share equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

The foregoing descriptions of the Registration Rights Agreement and Sponsor Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Sponsor Support Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person and Dr. Warnock, one of the directors on the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, neither the Reporting Person nor any Related Person currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 17,123,000

•	Percent of Class: 43.6%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 17,123,000

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 17,123,000

•	Shared power to dispose or direct the disposition of: 0

The above amount includes 5,573,000 Ordinary Shares and 11,550,000 warrants to purchase Ordinary Shares, exercisable within 60 days of September 29, 2023. The Reporting Person is managed by Bullfrog Bay Trust. As a result, each of the Related Persons may be deemed to share beneficial ownership of the securities owned by the Reporting Person, but each such Related Person disclaims any beneficial ownership.

The above percentage is based on 39,282,999 Ordinary Shares outstanding following completion of the Business Combination.

(c) Except as described above and in Items 3 and 4, during the past 60 days, neither the Reporting Person nor any Related Person has effected any transactions with respect to the Ordinary Shares.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and Sponsor Support Agreement and is incorporated herein by reference. Each of the Registration Rights Agreement and Sponsor Support Agreement is incorporated herein by reference.

Except as set forth herein, neither the Reporting Person nor any Related Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Registration Rights Agreement, dated September 29, 2023, by and among Nvni Group Limited, Mercato Partners Acquisition Group, LLC, certain parties set forth on Exhibit A thereto and certain former shareholders of Nuvini Holdings Limited set forth on Exhibit B thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s shell company report on Form 20-F filed on September 29, 2023).

2	Sponsor Support Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Group, LLC, the persons listed on Schedule I thereto, Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and Nvni Group Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2023

Mercato Partners Acquisition Group, LLC By: Bullfrog Bay Trust, its sole member

By:	/s/ Diane Warnock
Name: Diane Warnock
Title: Trustee